Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                               New York, NY 10166

October 22,2006

Integral Systems Inc.
5000 Philadelphia way
Lanham. MD 20706

Attention:        Board of Directors of Integral Systems, Inc (the "Company")
                  c/o Peter J. Gaffney, Chief Executive Officer

To the Board of Directors:

     As an alternative to the efforts of Integral Systems, Inc. to pursue an outright sale, Mellon HBV Alternative Strategies LLC ("MHBV") asks that you consider a broad range of alternatives to enhance shareholder value. As the Company has a substantial amount of cash and unutilized debt capacity, we believe a Dutch auction whereby the Company would buy back a significant amount of its common shares at or above current market prices would serve the goal of enhancing shareholder value. Based on our understanding of current market conditions, we are confident that the Company would find lenders willing to finance such a buyback.

     We believe a significant buyback would reflect the Company's belief in the investment value of its shares, while also providing a liquidity opportunity for those of the Company's shareholders that may be interested in selling some portion of their position.

     As you know, MHBV on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority may be deemed the beneficial owner of in excess of 1.3 million shares of Company common stock. As the Company's largest shareholder, we confirm that we would support efforts to explore alternative means of enhancing shareholder value, including the possible pursuit of a Dutch auction style self tender or other significant stock buyback program.

                                          Very truly yours,



                                           /s/ William F, Harley, III
                                          --------------------------------------
                                          William F, Harley, III
                                          Chief Executive Officer
                                          Mellon HBV Alternative Strategies LLC